Exhibit 8

LIST OF SIGNIFICANT SUBSIDIARIES

The following is a list of significant subsidiaries (as defined in rule 1-02(w) of Regulation S-X) of Open Joint Stock Company “Vimpel-Communications” as of December 31, 2003 and the jurisdiction of incorporation of each.

Subsidiary	Jurisdiction of Incorporation

Open Joint Stock Company “KB Impuls”	Russia
Open Joint Stock Company “VimpelCom-Region”	Russia